Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___December___ 2005
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




                  This Form 6-K consists of the following:

TELUS News Release


December 16, 2005

		TELUS sets 2006 financial and operating targets
Expect to exceed initial 2005 consolidated financial targets despite labour disruption
Strong record of growth in revenue, earnings and cash flow expected to continue in 2006

Vancouver, B.C. - TELUS Corporation (TSX: T and T.NV / NYSE: TU) announced 2006 financial and operating targets that reflect continued successful execution of the Company's strategy focused on growth in wireless, data and Internet. In addition, TELUS revised guidance for five of its 2005 indicators including tightening the operating earnings guidance range for our wireline business and TELUS consolidated, and increasing guidance for high speed Internet and wireless subscriber net additions.

"We are on track to exceed all of the 2005 consolidated targets we set a year ago for revenue, earnings and cash flow" said Robert McFarlane, executive vice president and CFO. "Notably, we accomplished this despite a four month labour disruption experienced in Western Canada. The acceptance of a new collective agreement in November and the ongoing strong growth in the Canadian wireless industry positions TELUS for continued financial success, as reflected in the 2006 targets announced today. These targets reflect our expectation for strong growth in both revenue and profitability with the target range for consolidated EPS representing a 23 to 33 per cent increase over that expected for 2005. Even with capital expenditures increasing, due to deferred capital investments in 2005 as a result of the labour disruption, we expect increased free cash flow to up to $1.6 billion in 2006. These targets reflect the confidence of the TELUS organization to successfully execute our business plan in the face of ongoing competitive pressures and to continue to enhance shareholder value through both profitability growth and by returning significant capital to our shareholders. In addition to the previously announced 38% increase in the quarterly dividend to be paid on January 1, 2006, TELUS also announced today a new normal course issuer bid to repurchase up to 24 million shares over the next 12 months."



The 2006 financial targets and updated 2005 guidance are as follows:
_______________________________________________________________________________________________________________
	                              2006 Targets	       Latest 2005 Guidance               Change(1)
_______________________________________________________________________________________________________________
Consolidated
 Revenues	                       $8.6 to 8.7 billion        $8.1 to 8.15 billion             6 to 7%
 EBITDA (2)	                       $3.5 to 3.6 billion      $3.275 to 3.325 billion(4)         6 to 9%
 Earnings per share	              $2.40 to 2.60              $1.90 to 2.00	                  23 to 33%
 Capital expenditures                  $1.5 to 1.55 billion      approx. $1.3 billion             15 to 19%
 Free cash flow (3)                   $1.55 to 1.65 billion       $1.4 to 1.5 billion              7 to 14%

Wireline
 Revenue (external)                  $4.825 to 4.875 billion	$4.825 to 4.85 billion	           0 to 1%
  Non-ILEC revenue                     $650 to 700 million	  $625 to 635 million(4)	   3 to 11%
 EBITDA (2)	                       $1.8 to 1.85 billion	 $1.84 to 1.865 billion(4)       (3) to 0%
  Non-ILEC EBITDA                       $25 to 40 million	   $15 to 20 million	          43 to 129%
Capital expenditures                  $1.05 to 1.1 billion	  approx. $900 million	          17 to 22%
High-speed Internet
   subscriber net adds	                  over 100,000	            over 65,000(4)	             54%

Wireless
 Revenue (external)	              $3.775 to 3.825 billion	$3.275 to 3.3 billion	          15 to 16%
 EBITDA (2)	                        $1.7 to 1.75 billion	$1.425 to 1.45 billion	          18 to 22%
 Capital expenditures	                 approx. $450 million	approx. $400 million	             13%
 Wireless subscriber net additions          over 550,000	   over 550,000(4)	           no change
_______________________________________________________________________________________________________________

(1) Annual change based on low and high-end 2006 targets compared to midpoint of latest 2005 guidance.
(2) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)is defined as Operating revenues less Operations expense less Restructuring and workforce reduction costs. Restructuring and workforce reduction costs are estimated to be approximately $50 million in 2005 and $100 million in 2006.
(3) Defined as EBITDA, adding (deducting) net non-cash share-based compensation expense (payments), adding restructuring costs net of cash payments, and deducting capital expenditures, net cash interest paid, and net cash taxes.
(4) Items that have been updated since last guidance provided on November 10, 2005.

For the wireline segment, EBITDA is expected to be flat to a decline of 3% in 2006 resulting from increased restructuring costs partially offset by continued operating efficiencies. Excluding restructuring and workforce reduction costs, wireline EBITDA is expected to be $1.9 to $1.95 billion, which is approximately flat to $50M more than that expected for 2005. Wireline revenue growth in the non-incumbent territory in Central Canada is expected to increase 3 to 11% in 2006, while targeting another strong increase in EBITDA.

For the wireless segment, EBITDA growth is expected to increase 18 to 22% as a result of a 15 to 16% increase in revenues, continued economies of scale, cost containment and continued strong growth in wireless subscribers.

The double-digit earnings per share increase is not only being generated by higher operating profitability but also by lower financing costs as a consequence of reduced debt levels. This significant growth in EPS is despite increased pension expense and expectations for higher restructuring costs in 2006, as well as the 2005 estimate including 21 cents of positive impacts from the settlement of tax matters in the first nine months, which are not projected to reoccur in 2006. When adjusting for these factors as well as expenses related to the labour disruption in 2005, the normalized EPS growth rate for 2006 would be 17 to 27%.

As previously announced, TELUS continues to have certain long-term policy guidelines such as net debt to EBITDA of 1.5 to 2.0 times, net debt to total capital of 45 to 50%, and a dividend payout ratio guideline of 45 to 55% of sustainable net earnings. The latest 2005 guidance and 2006 targets announced today are in compliance with these policy guidelines. In addition, a review of our tax situation in regard to when TELUS is likely to pay cash taxes indicates that cash tax payments are expected to be deferred by one year to 2008 from 2007.

Key Assumptions & Sensitivities

For 2006 target purposes, a number of assumptions were made including: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including GDP growth of 3.1% in Canada; increased wireline competition in both business and consumer markets; wireless industry market penetration gain similar to 2005; approximately $100 million restructuring and workforce reduction expenses (approximately $50 million in 2005); effective tax rate of approximately 35%. EPS, cash balances, net debt and common equity may be affected by the potential purchases of up to 24 million TELUS shares under the normal course issuer bid accepted by the Toronto Stock Exchange that can commence on December 20, 2005.

We also encourage investors to read the forward looking statements below, and in related disclosures, for the various economic, competitive, regulatory and company factors that could cause actual future financial and operating results to differ from those currently expected.

About TELUS

TELUS (TSX: T, T.NV; NYSE: TU) is the largest telecommunications company in Western Canada and the second largest in the country, with $8 billion of annual revenue, 4.7 million network access lines and 4.3 million wireless customers. The company provides customers with a full range of telecommunications products and services including data, voice and wireless services across Canada, utilizing next generation Internet-based technologies. For more information about TELUS, please visit www.telus.com.

Contacts

Media Relations:                        Investor Relations:
Allison Vale                            John Wheeler
(416) 629-6425                          (604) 697-8154
allison.vale@telus.com	                ir@telus.com




Forward-looking statements
______________________________________________________________________________
This document contains statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, guidance, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to: economic growth, competition; economic fluctuations; financing and debt requirements (including share repurchases); tax matters; human resources (including the ongoing impact of introducing the new collective agreement and the return to work on operating expenses, customer service and revenue); business integrations; pension performance, funding and expenses; technology (including reliance on systems and information technology); regulatory developments; process risks (including conversion of legacy systems); health and safety; litigation; business continuity events (including man-made and natural threats); and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents including the 2004 Annual Report, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).

For further information, see Section 10: Risks and uncertainties in TELUS' annual 2004 and interim quarterly reports in 2005 under Management's discussions and analysis.
______________________________________________________________________________

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
December 16, 2005
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary